UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces a Benchmark Offering of Senior Secured Notes due 2026

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced a benchmark offering of senior secured notes denominated in U.S. dollars due 2026 (the "Notes"), subject to customary market and closing conditions (the "Offering"). Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

IGT intends to use the proceeds from the Offering and may use proceeds of utilizations under IGT's senior revolving credit facilities to redeem IGT's 2022 6.250% Notes at the optional redemption price therefor (i.e., to exercise the make-whole call option) in whole or in part and to pay certain debt issuance costs incurred in connection with the Offering.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology Announces a Benchmark Offering of Senior Secured Notes due 2026,” dated March 16, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology Announces a Benchmark Offering of Senior Secured Notes due 2026,” dated March 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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